Filed Pursuant to Rule 433

Registration No. 333-264708

February 18, 2025

TUCSON ELECTRIC POWER COMPANY

$300,000,000

5.90% Senior Notes due 2055

PRICING TERM SHEET

Issuer:	Tucson Electric Power Company

Security:	5.90% Senior Notes due 2055

Ratings (Moody’s/S&P):*	A3 (stable)/A- (negative)

Principal Amount:	$300,000,000

Trade Date:	February 18, 2025

Settlement Date:	February 21, 2025 (T+3)

Maturity Date:	April 15, 2055

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2025

Coupon:	5.90%

Public Offering Price:	99.774% of the principal amount

Yield to Maturity:	5.915%

Benchmark Treasury:	4.500% due November 15, 2054

Benchmark Treasury Yield:	4.765%

Spread to Benchmark Treasury:	+115 bps

Optional Redemption:	Make-whole call at any time prior to October 15, 2054 at 20 bps spread over Benchmark Treasury.

Callable on or after October 15, 2054 at par.

CUSIP/ISIN:	898813 AX8 / US898813AX88

Joint Book-Running Managers:	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Truist Securities, Inc. Academy Securities, Inc.

*

A security rating is not a recommendation to buy, sell or hold securities. Each rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings. No report of any security rating agency is incorporated by reference herein.

The issuer expects to deliver the notes against payment for the notes on or about the settlement date specified above, which will be the third business day following the date of this term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day before the delivery of the notes will be required, by virtue of the fact that the notes will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the settlement date specified above should consult their advisors.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Scotia Capital (USA) Inc. at 1-800-372-3930, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.

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